ULTIMUS
Your Fund Matters

FILED VIA EDGAR

February 26, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	North American Government Bond Fund, Inc. (the “Fund”)
File Nos. 811-07292 and 033-53598
Response to Additional Comment from Staff on Post-Effective Amendment No. 23

Ladies and Gentlemen:

Ms. Patsy Mengiste of the Commission’s staff recently contacted us to provide an additional comment on Post-Effective Amendment No. 23 to the Fund’s registration statement on Form N-1A.  The following is the comment provided and the Fund’s response:

COMMENT:	Under the caption “Foreign Securities Risks” in the Principal Risks section on page 6 of the Prospectus, highlight the material risks that are specific to investing in Canadian and Mexican government securities.

RESPONSE:	The following additional disclosures have been added to the Principal Risks section:

Mexico is considered by the markets to be an Emerging Market (“EM”) economy even though it is technically a part of the Organisation for Economic Co-operation and Development (“OECD”), an association of developed countries.  The Mexican credit ratings on its government bonds are Baa1/ BBB for its foreign denominated long term debt and Baa1 / A on its local currency long term debt.  This places Mexico at the upper end of the credit quality spectrum for EM economies.  At times, for example when investors want to add to the high quality portion of EM bonds, the markets reward this position.  At other times, for example when investors seek to reduce their position in EM bonds, Mexico can become a convenient source of funds.  All this can occur away from the underlying economic situation in Mexico.

Ultimus Fund Solutions, LLC	255 Pictoria Drive, Suite 450	Phone: 513 587 3400
www.ultimusfundsolutions.com	Cincinnati, Ohio 45246	Fax: 513 587 3450

Canada has significant natural resource assets, which in the last 10 years has typically produced an annual Balance of Payment Surplus.  At the same time, over the last 10 years, Canada has also typically generated a Federal government budget surplus.  These “twin” surpluses have placed Canada in a unique position among the G-7 countries over the last 10 years.  If the markets sense a change in this position, for example, by anticipating a change in energy prices, it may cause Canadian bonds and currency to move independently of the day-to-day economic outlook, or even the actual daily action of commodity prices.

The principal risks for investments in Canada and Mexico are that the bonds and their interest payments are not denominated in U.S. dollars, which is the currency of the Fund.  The value of foreign currencies could be adversely affected by both economic changes and changes in the overall currency market.

*                *                *                *                *

We acknowledge that:

●	The Fund is responsible for the adequacy and accuracy of the disclosure in Fund filings;

●	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

●	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3403 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain
Managing Director